Ichor Holdings, Ltd.

3185 Laurelview Ct.

Fremont, California 94538

April 25, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz
Tim Buchmiller

Re:	Ichor Holdings, Ltd.

Registration Statement on Form S-1, as amended

Initially Filed April 13, 2017

File No. 333-217295

Ladies and Gentlemen:

Ichor Holdings, Ltd. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (the “Registration Statement”), File No. 333-217295, as amended, to 3:00 p.m., Eastern Time, on Thursday, April 27, 2017, or as soon thereafter as practicable.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement. In connection with the foregoing request for acceleration of effectiveness, the Company hereby further acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert M. Hayward or Bradley Reed of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2133 or (312) 862-7351, respectively, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Maurice Carson
Maurice Carson
President, Chief Financial Officer and Secretary